Mail Stop 3561

November 9, 2006

Gary W. Sproule
Chief Financial Officer and Treasurer
Youbet.com, Inc.
5901 De Soto Avenue
Woodland Hills, CA 91367

   Re: Youbet.com, Inc.
     File No. 000-26015
     Form 10-K: For the Fiscal Year Ended December 31, 2005
     Form 8-K: Date of Report: February 10, 2006
     Form 10-Q: For the Quarterly Period Ended June 30, 2006

Dear Mr. Sproule:

   We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments, except as indicated in comment number 13. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, page 19

Results of Operations, page 22

1. Please explain to us in much greater detail the reason for the increase in revenues during 2005. We note that the acquisition of IRG contributed to only 27% of the increase. In future filings, ensure that you provide a much more comprehensive discussion regarding the changes in financial statement line items.

2.   Please tell us the reason for the fiscal 2005 increases in interest income (from $154,446 to $581,286), interest expense (from $15,373 to $81,376) and other (from $6,413 to $252,110). Please ensure that you discuss any significant fluctuations in financial statement line items. Refer to the guidance in Instruction 4 of Item 303 (a) in Regulation S-K.

Liquidity and Capital Resources, page 25

Cash Flows for the Twelve Months ended December 31, 2005…., page 39

3.   Although factors impacting your net operating cash flows may be available in preceding sections of your filing, such information is disaggregated and not readily apparent. In this regard, please disclose here the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.

Notes to Consolidated Financial Statements, page F-8

Note 2: Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

4.   Please explain to us in detail how and when you recognize revenue for membership fees. In addition, tell us how your accounting is in accordance with SAB Topic 13(a)(3)(f). And finally, quantify for us the amount of membership fees that you have recorded in each of the years presented and 2006.

5.   Please tell us whether the sale of pari-mutuel gaming systems equipment is part of a multiple-element arrangement. For instance, is it part of the contracts that provide for the installation and operation of a pari-mutuel wagering network? If so, tell us how your accounting is in compliance with EITF 00-21.

Note 6: Earnings (Loss) Per Share, page F-12

6.   In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Note 16: Acquisition, page F-18

7.   Please tell us if any of the selling shareholders of IRG signed employment agreements with Youbet in connection with the acquisition. If so, explain to us in detail how your accounting for the contingent consideration is in accordance with the guidance in EITF 95-8 and paragraph 34 of SFAS 141.

8.   Please tell us how you have considered SFAS 131 in regard to the presentation of Youbet and IRG as separate segments. We note from your February 8, 2005 press release that you intend to operate IRG as a separate legal entity.

Other

9.   Please provide Schedule II as required by Item 5.04 of Regulation S-X. Your schedule should include a valuation allowance for deferred taxes and bad debt.

Form 10-Q: For the Quarterly Period Ended June 30, 2006

Notes to the Unaudited Consolidated Financial Statements, page 7

Note 3: Accounts Receivable, page 7

10.   Please explain to us the reason for the significant increase in trade receivables. While we note the acquisition of United Tote contributed to the increase, it appears that there is a portion of the increase not attributable to the acquisition.

Note 8: Other Income, page 9

11.   Please explain to us and in your filing the reason MEC Lone Star terminated the agreement. In addition, tell us whether there were any deferred costs or other assets on your books that serviced this agreement. If there were deferred costs or assets, explain to us the impact on these items from the termination.

Note 12: United Tote Acquisition, page 11

12.   Please revise your disclosure to provide all the information required by paragraphs 51 and 52 of SFAS 141.

13.   It appears that the 2,181,818 shares that are subject to a make-whole provision should be recorded as a liability in accordance with paragraph 11 of SFAS 150. Please restate your financial statements accordingly, or explain to us why your accounting is appropriate. Refer to paragraph 16 of SFAS 150, EITF 97-8, and EITF 00-19 for further guidance.

14.   Please explain to us why you have not allocated fair value to the contracts for the operation of pari-mutuel wagering networks. Refer to paragraphs 39 and A20 of SFAS 141.

Form 8-K: Date of Report: February 10, 2006

Financial Statements of United Tote Company

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page 6

15.   Please explain to us how United Tote accounted for the costs incurred prior to a
        system becoming operational. In addition, confirm that you have not changed
        their accounting policy subsequent to the date of acquisition.

Note 3: Accounts and Notes Receivable, page 9

16.   Please explain to us the circumstances surrounding the origination of the notes
        receivable.

Note 5: Property and Equipment, page 10

17.   Please tell us the location of the pari-mutuel equipment. That is, is the equipment
        located on United Tote's premises or at the pari-mutuel venues? If the equipment
        is not located on their premises, explain to us why it is appropriate to record it on
        its financial statements. In addition, describe for us and quantify any internal
        costs that are capitalized as part of the pari-mutuel equipment.

18.   We note in your February 13, 2006 press release a reference to equipment that is
        being leased to United Tote's customers. Please explain to us how you are
        accounting for these leasing transactions; reference the accounting literature that
        you are relying upon.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;
·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding

initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief